UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 4)*


                       Dreyer's Grand Ice Cream, Inc.
 -----------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $1.00 per share
 -----------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  26187810
                               -------------
                               (CUSIP Number)

                           Nancy E. Barton, Esq.
                    General Electric Capital Corporation
                            260 Long Ridge Road
                             Stamford, CT 06927
                               (203) 961-5523

                               Alan M. Lewis
                       General Electric Pension Trust
                               P.O. Box 7900
                             3003 Summer Street
                             Stamford, CT 06904
                               (203) 326-2313



 -----------------------------------------------------------------------------
    (Name, Address and Telephone Number of Persons Authorized to Receive
                        Notices and Communications)


                                August 7, 2001
 -----------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing Person(s) has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26187810               13D

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    General Electric Capital Corporation (I.R.S. #13-1500700)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (See Instructions)                                   (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    Not applicable.

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,199,999

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSONS WITH        1,199,999

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSONS

    1,199,999

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                [ ]
    EXCLUDES CERTAIN SHARES  (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.5%

14  TYPE OF REPORTING PERSONS (See Instructions)

    CO

CUSIP No. 26187810               13D

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    General Electric Pension Trust (I.R.S. #14-6015763)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (See Instructions)                                   (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    Not applicable.

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       485,373

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSONS WITH        0

                10  SHARED DISPOSITIVE POWER

                    485,373

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSONS

    485,373, or if General Electric Pension Trust and GE Investment Private Placement Partners I, Limited Partnership are deemed to be a group, then 1,199,999.

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                [ ]
    EXCLUDES CERTAIN SHARES  (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.4%, or if General Electric Pension Trust and GE Investment Private Placement Partners I, Limited Partnership are deemed to be a group, then 3.5%.

14  TYPE OF REPORTING PERSONS (See Instructions)

        EP

CUSIP No. 26187810                13D

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    GE Investment Private Placement Partners I, Limited Partnership (I.R.S. #06-1305217)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (See Instructions)                                   (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    Not applicable.

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       714,626

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSONS WITH        0

                10  SHARED DISPOSITIVE POWER

                    714,626

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSONS

    714,626, or if General Electric Pension Trust and GE Investment Private Placement Partners I, Limited Partnership are deemed to be a group, then 1,199,999.

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                [ ]
    EXCLUDES CERTAIN SHARES  (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.1%, or if General Electric Pension Trust and GE Investment Private Placement Partners I, Limited Partnership are deemed to be a group, then 3.5%.

14  TYPE OF REPORTING PERSONS (See Instructions)

        PN EP

CUSIP No. 26187810                13D

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    GE Asset Management Incorporated (formerly known as GE Investment Management Incorporated), as General Partner of GE Investment Private Placement Partners I, Limited Partnership and as Investment Manager of General Electric Pension Trust (I.R.S. #06-1238874)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (See Instructions)                                   (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    Not applicable.

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       1,199,999

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSONS WITH         0

                10  SHARED DISPOSITIVE POWER

                    1,199,999

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSONS

    1,199,999

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                [ ]
    EXCLUDES CERTAIN SHARES  (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.5%

14  TYPE OF REPORTING PERSONS (See Instructions)

        CO

CUSIP No. 26187810                13D

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     General Electric Capital Services, Inc. (formerly known as General Electric Financial Services, Inc.) (I.R.S. #06-1109503)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (See Instructions)                                   (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    Not applicable.

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           Disclaimed (see 11 below).

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSONS WITH         Disclaimed (see 11 below).

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSONS

    Beneficial ownership of all shares disclaimed by General Electric Capital Services, Inc.

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                [ ]
    EXCLUDES CERTAIN SHARES  (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Not applicable (see 11 above).

14  TYPE OF REPORTING PERSONS (See Instructions)

        CO

CUSIP No. 26187810                13D

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     General Electric Company (I.R.S. #14-0689340)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (See Instructions)                                   (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    Not applicable.

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           Disclaimed (see 11 below).

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSONS WITH         Disclaimed (see 11 below).

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSONS

    Beneficial ownership of all shares disclaimed by General Electric Company.

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                [ ]
    EXCLUDES CERTAIN SHARES  (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Not applicable (see 11 above).

14  TYPE OF REPORTING PERSONS (See Instructions)

        CO

This Amendment No. 4 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed by General Electric Capital Corporation, a Delaware corporation ("GECC"), General Electric Pension Trust, a New York common law trust ("GEPT"), GE Investment Private Placement Partners I, Limited Partnership, a Delaware limited partnership ("GEIPPP"), GE Asset Management Incorporated, a Delaware corporation and a wholly owned subsidiary of General Electric Company ("GEAM"), General Electric Capital Services, Inc., a Delaware corporation and General Electric Company, a New York corporation on July 12, 1993 and amended on each of May 24, 1994, December 10, 1997 and July 5, 2001, relating to the common stock, par value $1.00 per share (the "Common Stock") of Dreyer's Grand Ice Cream, Inc., a Delaware corporation (the "Company"). All prior references to GE Investment Management Incorporated or GEIM contained in the Schedule 13D and prior amendments thereto shall henceforth be deemed to be references to GE Asset Management Incorporated, or GEAM (as successor to GEIM), respectively. All prior references to GECC as a New York corporation contained in the
Schedule 13D and prior amendments thereto shall now be deemed to be references to GECC as a Delaware corporation as a result of a reincorporation of such company which was effected on July 2, 2001. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

The Schedule 13D is amended in the following manner:

Item 1.   Security and Issuer.
------    -------------------

          Unchanged.

Item 2.   Identity and Background.
------    -----------------------

          Unchanged.

Item 3.   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------

          Unchanged.

Item 4.   Purpose of Transaction.
------    ----------------------

          Unchanged.

Item 5.   Interest in Securities of the Issuer.
------    ------------------------------------

          Item 5 is hereby amended and supplemented by:

          FIRST:
          Deleting paragraph (a) in its entirety and replacing it with the following:

          (a) (i) GECC beneficially owns 1,199,999 shares of Common Stock, representing 3.5%(1) of the shares of Common Stock; (ii) GEPT beneficially owns 485,373 shares of Common Stock, representing 1.4% of the shares of Common Stock and (iii) GEIPPP beneficially owns 714,626 shares of Common Stock, representing 2.1% of the shares of Common Stock.

               GEPT, GEAM and GEIPPP may constitute a group as such term is used in Section 13(d)(3) of the Exchange Act. If GEPT, GEAM and GEIPPP were deemed to constitute a group, the 1,199,999 shares of Common Stock held by GEPT and GEIPPP in the aggregate would represent 3.5% of the shares of Common Stock. The 2,399,998 shares of Common Stock beneficially owned by GECC, GEAM, GEPT and GEIPPP in the aggregate would represent 7.0% of the shares of Common Stock.

----------------------------
(1) This percentage and all other such percentages in this Amendment are based on 34,377,798 shares of Common Stock outstanding, calculated by combining the 28,578,000 shares of Common Stock outstanding as of May 11, 2001, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001, with 5,799,998 shares of Common Stock that the GE Parties (as such term is defined in Item 6 of this Amendment) received on conversion of the Company's Series A Preferred Stock following a written request made on June 19, 2001.

          SECOND:
          Removing the last sentence of paragraph (b):

          THIRD:
          Deleting paragraph (e) and replacing it in its entirety with the following:

          As a result of the consummation of the sales of shares on August 7, 2001 (as described in Item 6), none of GECC, GEAM, GEPT or GEIPPP currently beneficially owns 5% or more of the Common Stock.

Item 6.   Contracts Arrangements, Understandings or Relationships With Respect
------    to Securities of the Issuer.
          ---------------------------
          Issuer.

          Item 6 is hereby amended and supplemented by deleting the last sentence thereof and replacing it with the following:

          Such purchases of shares of Common Stock were consummated on August 7, 2001.

Item 7.   Material to be Filed as Exhibits.
------    --------------------------------

          Unchanged.

Schedules:
---------

Schedule I is replaced in its entirety by Schedule I attached hereto.
Schedule V is replaced in its entirety by Schedule II attached hereto.

                                 SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                GENERAL ELECTRIC CAPITAL CORPORATION


                                By: /s/ Jonathan K. Sprole
                                   --------------------------------------
                                   Name:   Jonathan K. Sprole
                                   Title:  Department Operations Manager


                                GENERAL ELECTRIC PENSION TRUST


                                By:  GE Asset Management Incorporated,
                                its Investment Manager


                                By: /s/ Patrick J. McNeela
                                   --------------------------------------
                                   Name:   Patrick J. McNeela
                                   Title:  Vice President

                                GE INVESTMENT PRIVATE PLACEMENT PARTNERS I,
                                LIMITED PARTNERSHIP

                                By: GE Asset Management Incorporated,
                                its General Partner


                                By: /s/ Patrick J. McNeela
                                   --------------------------------------
                                   Name:   Patrick J. McNeela
                                   Title:  Vice President


                                GE ASSET MANAGEMENT INCORPORATED


                                By: /s/ Patrick J. McNeela
                                   --------------------------------------
                                   Name:   Patrick J. McNeela
                                   Title:  Vice President


                                GENERAL ELECTRIC CAPITAL SERVICES, INC.

                                By: /s/ Jonathan K. Sprole
                                   --------------------------------------
                                   Name:   Jonathan K. Sprole
                                   Title:  Attorney-in-Fact


                                GENERAL ELECTRIC COMPANY


                                By: /s/ Jonathan K. Sprole
                                   --------------------------------------
                                   Name:   Jonathan K. Sprole
                                   Title:  Attorney-in-Fact


Dated:  August 7, 2001

                                                                 Schedule I

                           JOINT FILING AGREEMENT

          This will confirm the agreement by and among all the undersigned that the Amendment No. 4 to the Schedule 13D filed on this date with respect to the beneficial ownership by the undersigned of shares of Common Stock of Dreyer's Grand Ice Cream, Inc. is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Dated:  August 7, 2001
                                GENERAL ELECTRIC CAPITAL CORPORATION


                                By: /s/ Jonathan K. Sprole
                                   --------------------------------------
                                   Name:   Jonathan K. Sprole
                                   Title:  Department Operations Manager


                                GENERAL ELECTRIC PENSION TRUST


                                By:  GE Asset Management Incorporated,
                                its Investment Manager


                                By: /s/ Patrick J. McNeela
                                   --------------------------------------
                                   Name:   Patrick J. McNeela
                                   Title:  Vice President


                                GE INVESTMENT PRIVATE PLACEMENT PARTNERS I,
                                LIMITED PARTNERSHIP

                                By: GE Asset Management Incorporated,
                                its General Partner


                                By: /s/ Patrick J. McNeela
                                   --------------------------------------
                                   Name:   Patrick J. McNeela
                                   Title:  Vice President



                                GE ASSET MANAGEMENT INCORPORATED


                                By: /s/ Patrick J. McNeela
                                   --------------------------------------
                                   Name:   Patrick J. McNeela
                                   Title:  Vice President



                                GENERAL ELECTRIC CAPITAL SERVICES, INC.

                                By: /s/ Jonathan K. Sprole
                                   --------------------------------------
                                   Name:   Jonathan K. Sprole
                                   Title:  Attorney-in-Fact


                                GENERAL ELECTRIC COMPANY


                                By: /s/ Jonathan K. Sprole
                                   --------------------------------------
                                   Name:   Jonathan K. Sprole
                                   Title:  Attorney-in-Fact

                                                                 Schedule II

                       GENERAL ELECTRIC PENSION TRUST

The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

Trustees                                  Present Principal Occupation
---------                                 ----------------------------

Eugene K. Bolton                  Executive Vice President of GEAM and
                                  Trustee of GEPT

Michael J. Cosgrove               Executive Vice President of GEAM and
                                  Trustee of GEPT

John H. Myers                     Vice President of General Electric Company,
                                  Chairman of the Board and President GEAM and Trustee of GEPT

Ralph R. Layman                   Executive Vice President of GEAM and
                                  Trustee of GEPT

Alan M. Lewis                     Executive Vice President, General Counsel
                                  and Secretary of GEAM and Trustee of GEPT

Robert A. MacDougall              Executive Vice President of GEAM and
                                  Trustee of GEPT

Donald W. Torey                   Executive Vice President of GEAM and
                                  Trustee of GEPT


John J. Walker                    Executive Vice President - Chief Financial
                                  Officer of GEAM and Trustee of GEPT


                        Citizenship of All Trustees
                        ---------------------------
                                   U.S.A.